EXHIBIT 99

PRESS RELEASE

Magna And Veoneer Announce Expiration Of Hart-Scott-Rodino Waiting Period

  Companies File for Regulatory Approvals in the European Union and China

AURORA, Ontario, Sept. 20, 2021 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) and Veoneer, Inc. today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, in connection with the previously announced acquisition of Veoneer by Magna.

Pursuant to the agreement announced on July 22, 2021, Magna will acquire all of the issued and outstanding shares of Veoneer for $31.25 per share in cash, representing an equity value of $3.8 billion, and an enterprise value of $3.3 billion, inclusive of Veoneer’s cash, net of debt and other debt-like items as of March 31, 2021.

The waiting period expired at 11:59 p.m. on September 13, 2021 without the issuance of a so-called “second request” by the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice Antitrust Division (the “DOJ”). Expiration of the waiting period under the HSR Act satisfies one of the conditions necessary for the consummation of the merger.

Additionally, the companies have submitted investment screening filings in France, Germany and Italy, and have submitted draft antitrust filings (requesting reviews under applicable simplified procedures) in the European Union and China. The companies are also progressing antitrust filings in South Korea and Canada, the other two jurisdictions in which approvals are required.

A Special Meeting of Veoneer Stockholders is scheduled to take place virtually via webcast on October 19, 2021 and will ask stockholders to consider and vote on a proposal to adopt the Magna merger agreement. Only stockholders of record at the close of business on September 7, 2021, will be entitled to be present and vote at the meeting. The transaction is expected to close near the end of 2021 or in the first quarter of 2022, subject to the approval of Veoneer’s stockholders, certain regulatory approvals and other customary closing conditions.

Citi serves as financial advisor and Sidley Austin LLP serves as legal counsel to Magna. Rothschild & Co and Morgan Stanley serve as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP serves as legal counsel to Veoneer.

TAGS
Veoneer Acquisition, Antitrust, Regulatory Filings

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, +1 (905) 726 7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications and PR
tracy.fuerst@magna.com, +1 (248) 761 7004

ABOUT MAGNA

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 87 product development, engineering and sales centers spanning 28 countries.

For further information about Magna, please visit www.magna.com or follow us on Twitter @MagnaInt.

MAGNA FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding Magna’s future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Such forward-looking statements include, without limitation: statements related to the acquisition of Veoneer, the expected timing, and conditions precedent to the closing of the acquisition, including regulatory approvals. The acquisition of Veoneer is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: (i) the merger may involve unexpected costs, liabilities or delays; (ii) the failure to satisfy the conditions to the consummation of the transaction, including approval of the merger by Veoneer’s stockholders and the receipt of certain governmental and regulatory approvals on the terms or at the timing expected; (iii) imposition of unacceptable conditions to regulatory approval; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive Agreement and Plan of Merger (the “merger agreement”) between Veoneer, Magna and 2486345 Delaware Corporation; (v) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected; (vi) risks related to diverting management attention from ongoing business operations; (vii) the business of Veoneer may suffer as a result of uncertainty surrounding the merger or the potential adverse changes to business relationships resulting from the proposed merger; and (viii) the outcome of any legal proceedings that may be instituted against Veoneer related to the merger agreement or the transaction contemplated thereby. Additionally, Veoneer’s perception software products directly compete with software products supplied by a competitor which is an important supplier to us. Accordingly, there is a risk that such competitor may cease cooperation with us in bidding on future ADAS programs. The foregoing list of factors is not exhaustive.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of Magna’s experience and Magna’s perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above and such other factors, risks and uncertainties which are:

  Discussed under the “Industry Trends and Risks” heading of Magna’s Management’s Discussion and Analysis;
  Set out in Magna’s Annual Information Form filed with securities commissions in Canada, Magna’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and subsequent filings; and
  Set out in the sections titled “Risk Factors”, “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” in the final proxy statement of Veoneer, filed with the SEC on September 9, 2020.

Readers should also consider discussion of Magna’s risk mitigation activities with respect to certain risk factors, which can be also found in Magna’s Annual Information Form.